

SECURITI  SION

09058772

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| SEC FILE NUMBER |
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| 8-48080 |

# ANNUAL AUDITED REPORT
# FORM X -17A-5
# PART III

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2008__ AND ENDING __12/31/2008__
                                   MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Woodstock Financial Group, Inc.**

| | OFFICIAL USE ONLY |
|---|---|
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) | FIRM I.D. NO. |

**117 Towne Lake Parkway, Suite 200**
                                     (No. and Street)

**Woodstock**                        **Georgia**                   **30188**
(City)                               (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**William J. Raike, III**                                         **(770) 516-6996**
                                                        (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Porter Keadle Moore, LLP**
                             (Name – *if individual, state last, first, middle name*)

**235 Peachtree Street, NE, Suite 1800**    **Atlanta**        **Georgia**        **30303**
(Address)                                  (City)             (State)        (Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)        **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **William J. Ralke, III,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Woodstock Financial Group, Inc.** , as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature
**President** _____
Title

_Carolyn Faye Preavett_
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._



Porter Keadle Moore, LLP

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Woodstock Financial Group, Inc.
Woodstock, Georgia

In planning and performing our audit of the financial statements and supplemental schedule of Woodstock Financial Group, Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with the standards of the Public Company Oversight Board (United States), we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A *material weakness* is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this letter and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 24, 2009

# *Woodstock Financial Group, Inc.*

Financial Statements
and Supplemental Schedule
December 31, 2008 and 2007
(with Report of Independent
Registered Public Accounting Firm)





Porter Keadle Moore, LLP

## Report of Independent Registered Public Accounting Firm

To the Shareholders
Woodstock Financial Group, Inc.

We have audited the balance sheets of Woodstock Financial Group, Inc. as of December 31, 2008 and 2007 and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodstock Financial Group, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 24, 2009

# WOODSTOCK FINANCIAL GROUP, INC.

## Balance Sheets

## December 31, 2008 and 2007

|  | 2008 | 2007 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 976,450 | $ 1,118,542 |
| Clearing deposit | 130,887 | 128,968 |
| Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $157,892 and $139,980, respectively | 25,786 | 38,909 |
| Building, net of accumulated depreciation of $104,253 and $67,813, respectively | 1,173,035 | 1,209,479 |
| Commissions receivable | 555,309 | 522,658 |
| Other assets | 78,829 | 12,604 |
|  | $ 2,940,296 | $ 3,031,160 |
| **Liabilities and Shareholders' Equity** | | |
| Liabilities: | | |
| Accounts payable | $ 46,710 | $ 40,958 |
| Commissions payable | 427,426 | 450,930 |
| Mortgage note | 967,408 | 980,848 |
| Preferred dividends payable | 30,274 | 30,274 |
| Other liabilities | 3,479 | 3,564 |
| Total liabilities | 1,475,297 | 1,506,574 |
| Commitments | | |
| Shareholders' equity: | | |
| Series A preferred stock of $.01 par value; 5,000,000 shares authorized, 86,500 shares issued and outstanding (liquidation value of $865,000) | 865 | 865 |
| Common stock of $.01 par value; 50,000,000 shares authorized; 17,941,772 shares issued | 179,418 | 179,418 |
| Additional paid-in capital | 3,689,778 | 3,689,778 |
| Accumulated deficit | (2,249,107) | (2,189,520) |
| Treasury stock; 322,744 shares, carried at cost, respectively | (155,955) | (155,955) |
| Total shareholders' equity | 1,464,999 | 1,524,586 |
|  | $ 2,940,296 | $ 3,031,160 |

See accompanying notes to financial statements.

# WOODSTOCK FINANCIAL GROUP, INC.

## Statements of Operations

### For the Years Ended December 31, 2008 and 2007

| | | 2008 | 2007 |
|---|---|---|---|
| **Operating income:** | | | |
| Commissions | $ | 7,028,739 | 6,945,332 |
| Interest and dividends | | 170,972 | 339,167 |
| Other fees and income | | 857,182 | 782,638 |
| Total operating income | | 8,056,893 | 8,067,137 |
| **Operating expenses:** | | | |
| Commissions to brokers | | 5,846,564 | 5,938,175 |
| Clearing costs | | 146,974 | 151,395 |
| Selling, general and administrative expenses | | 1,976,351 | 2,226,144 |
| Interest expense | | 83,778 | 85,211 |
| Other expense | | 2,265 | 29,038 |
| Total operating expenses | | 8,055,932 | 8,429,963 |
| Net earnings (loss) | $ | 961 | (362,826) |
| Net earnings (loss) per share, based on weighted average shares outstanding of 17,619,028 for the periods ended December 31, 2008 and 2007 | $ | 0.00 | (0.02) |

See accompanying notes to financial statements.

# WOODSTOCK FINANCIAL GROUP, INC.

## Statements of Shareholders' Equity

### For the Years Ended December 31, 2008 and 2007

| | Preferred Stock | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Treasury Stock | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| Balance at December 31, 2006 | $ 865 | 179,418 | 3,351,228 | (1,766,146) | (155,955) | 1,609,410 |
| Preferred dividends | - | - | - | (60,548) | - | (60,548) |
| Stock based compensation | - | - | 338,550 | - | - | 338,550 |
| Net loss | - | - | - | (362,826) | - | (362,826) |
| Balance at December 31, 2007 | 865 | 179,418 | 3,689,778 | (2,189,520) | (155,955) | 1,524,586 |
| Preferred dividends | - | - | - | (60,548) | - | (60,548) |
| Net earnings | - | - | - | 961 | - | 961 |
| Balance at December 31, 2008 | $ 865 | 179,418 | 3,689,778 | (2,249,107) | (155,955) | 1,464,999 |

See accompanying notes to financial statements.

# WOODSTOCK FINANCIAL GROUP, INC.

## Statements of Cash Flows

### For the Years Ended December 31, 2008 and 2007

|  |  | 2008 | 2007 |
|---|---|---|---|
| **Cash flows from operating activities:** |  |  |  |
| Net earnings (loss) | $ | 961 | (362,826) |
| Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities: |  |  |  |
| Depreciation |  | 53,583 | 64,665 |
| Compensation expense related to stock options |  | - | 338,550 |
| Change in clearing deposit |  | (1,919) | (3,968) |
| Change in commissions receivable |  | (32,651) | 62,545 |
| Change in due from brokers |  | (11,107) | 26,321 |
| Change in other assets |  | (55,118) | (11,048) |
| Change in accounts payable |  | 5,752 | 8,442 |
| Change in commissions payable |  | (23,504) | 23,373 |
| Change in other liabilities |  | (85) | 397 |
| Net cash provided (used) by operating activities |  | (64,088) | 146,451 |
|  |  |  |  |
| **Cash flows from investing activities consisting of purchases of furniture, fixtures and equipment** |  | (4,016) | (3,749) |
|  |  |  |  |
| **Cash flows from financing activities:** |  |  |  |
| Principal payments on mortgage note |  | (13,440) | (12,564) |
| Cash dividends paid on preferred stock |  | (60,548) | (60,548) |
| Net cash used by financing activities |  | (73,988) | (73,112) |
|  |  |  |  |
| Net change in cash |  | (142,092) | 69,590 |
|  |  |  |  |
| Cash at beginning of year |  | 1,118,542 | 1,048,952 |
|  |  |  |  |
| Cash at end of year | $ | 976,450 | 1,118,542 |
|  |  |  |  |
| Supplemental disclosure of cash paid for interest | $ | 83,778 | 85,211 |

See accompanying notes to financial statements.

-5-

# WOODSTOCK FINANCIAL GROUP, INC.

## Notes to Financial Statements

(1)    **Description of Business and Summary of Significant Accounting Policies**

**Business**

Woodstock Financial Group, Inc. (the "Company") is a full service securities brokerage firm, which has been in business since 1995. The Company is registered as a broker-dealer with the Financial Regulatory Authority ("FINRA") in 50 states, Puerto Rico, Washington D.C. and also as a municipal securities dealer with the Municipal Securities Regulation Board ("MSRB"). The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company offers full service commission and fee-based money management services to individual and institutional investors. The Company maintains a custody-clearing relationship with Southwest Securities, Inc. In 2005, the Company, as a registered investment advisor, created a managed account program named "RFG Stars". Through the RFG Stars Program, the Company provides investment advisory services to clients. RFG Stars Program client accounts are maintained with Fidelity Registered Investment Advisor Group ("FRIAG"), an arm of Fidelity Investments. FRIAG provides brokerage, custody, and clearing services to RFG Stars Program clients and Southwest Securities.

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

**Revenue Recognition and Commissions Receivable**

Commissions represent transactions processed and net fees charged to customers per transaction for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

**Building and Furniture, Fixtures and Equipment**

Building, furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets as shown below:

| | |
|---|---|
| Furniture | 5 – 7 years |
| Equipment | 3 years |
| Building | 39 years |

The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to earnings as incurred, whereas significant renewals and improvements are capitalized.

**Income Taxes**

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

(1)    **Description of Business and Summary of Significant Accounting Policies, continued**
**Treasury Stock**
Treasury stock is accounted for by the cost method. Subsequent reissuances are accounted for at average cost.

**Net Earnings Per Share**
During the years ended December 31, 2008 and 2007, the Company had potential common stock issuances outstanding totaling 865,000 shares related to preferred stock and warrants. As of December 31, 2008, all warrants had expired. The effect of the remaining convertible preferred stock issuances would be antidilutive because the exercise price is more than the fair value of the stock. The effect of these potential common stock issuances has been excluded from the computation of net earnings per share for each year. Additionally, as of December 31, 2008, the Company had options outstanding. The effect of these options was not considered due to their antidilutive effect. Presented below is a summary of earnings per share for the years ended December 31, 2008 and 2007:

|  | | 2008 | 2007 |
|---|---|---|---|
| Weighted average common shares outstanding | | 17,619,028 | 17,619,028 |
| Net earnings (loss) | $ | 961 | (362,826) |
| Preferred stock dividend | | (60,548) | (60,548) |
| Net loss attributable to common shareholders | $ | (59,587) | (423,374) |
| Net loss per common share | $ | (.00) | (.02) |

**Stock-Based Compensation**
The Company sponsors a stock-based incentive compensation plan for the benefit of certain employees. The expense is recognized based on the fair value of the option at time of grant.

**Recent Accounting Pronouncements**
In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS 162). This standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 is effective as of November 15, 2008. The adoption of this standard did not have an effect on our financial position or results of operations.

The following accounting standards that have been issued or proposed by the Financial Accounting Standards Board and other standard setting entities that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

In December 2007, the FASB issued SFAS No. 141(R) "Business Combinations." This Statement replaces the original SFAS 141. This Statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS 141 called the *purchase method*) be used for all business combinations and for an acquirer to be identified for each business combination. The objective of SFAS 141(R) is to improve the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, SFAS 141(R) establishes principles and requirements for how the acquirer:

   a. Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.

   b. Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase.

   c. Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

# WOODSTOCK FINANCIAL GROUP, INC.

## Notes to Financial Statements, continued

**(1)** **Description of Business and Summary of Significant Accounting Policies, continued**
**Recent Accounting Pronouncements, continued**
This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and may not be applied before that date. The Company does not expect that its adoption of SFAS No. 141(R) will have a material effect on the results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" (SFAS 160). The purpose of SFAS 160 is to improve relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008, with earlier adoption prohibited. The Company does not expect the adoption of this standard to have an effect on its financial position or results of operations.

**(2)** **Related Party Transactions**
The majority shareholder receives consulting fees in the amount of $130,000 annually. In addition, the Company pays a bonus equal to 2.5% of revenues to the majority shareholder. The majority shareholder's spouse also receives consulting fees of $120,000 annually. During the year ended December 31, 2008 and 2007, the majority shareholder earned a bonus of $201,040 and $202,919, respectively.

In 2004, the Company entered into an agreement with Pea Pod Consulting, Inc., which is owned by a former member of the Company's Board of Directors. This agreement called for annual consulting fees for services related to regulatory compliance and other operational issues totaling $84,000, of which a total of $35,538 was paid during 2007. The agreement with Pea Pod Consulting, Inc. was terminated voluntarily effective April 20, 2007.

**(3)** **Net Capital Requirements**
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $1,154,756, which was $1,054,756 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.44 to 1.

**(4)** **Income Taxes**
The components of income tax expense for the years ended December 31, 2008 and 2007 are as follows:

|  | 2008 | 2007 |
|---|---|---|
| Current | $ - | - |
| Deferred | (2,525) | (134,027) |
| Change in valuation allowance | 2,525 | 134,027 |
|  | $ - | - |

**(4)** **Income Taxes, continued**

The difference between income tax expense computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2008 and 2007 is as follows:

|  | 2008 | 2007 |
|---|---|---|
| Pretax income (loss) at statutory rate | $ 327 | (123,361) |
| State income tax, net of federal benefit | 38 | (14,512) |
| Other | (2,890) | 3,846 |
| Change in valuation allowance | 2,525 | 134,027 |
|  | $ - | - |

The following summarizes the components of deferred taxes at December 31, 2008 and 2007.

|  | 2008 | 2007 |
|---|---|---|
| Deferred income tax assets: |  |  |
| Operating loss carryforwards | $ 475,764 | 478,289 |
| Stock based compensation expense | 128,649 | 128,649 |
| Total gross deferred income tax assets | 604,413 | 606,938 |
| Less valuation allowance | (604,413) | (606,938) |
| Net deferred tax asset | $ - | - |

During 2008 and 2007, a valuation allowance was established for the entire amount of the net deferred tax asset, as the realization of the deferred tax asset is dependent on future taxable income.

At December 31, 2008, the Company had net operating loss carryforwards for tax purposes of approximately $1.2 million which will expire beginning in 2016 if not previously utilized.

**(5)** **Long Term Debt**

The Company purchased its office building on May 25, 2006 for a total cost of $1,273,455, financing it with a $1,000,000 loan with a 5-year balloon amortized on a 25-year basis, at a fixed rate interest rate of 8.610%.

Subsequent to the closing of this commercial property purchase the Company pays a monthly condo association fee. Total fees paid during each of 2008 and 2007 totaled $50,400.

Scheduled principal payments due on debt outstanding as of December 31 are as follows:

| | |
|---|---|
| 2009 | $ 14,872 |
| 2010 | 16,205 |
| 2011 | 936,331 |
| | $ 967,408 |

**(6)** **Selling, General and Administrative Expenses**

Components of selling, general and administrative expenses, which are greater than 1% of total revenues for the years ended December 31, 2008 and 2007, are as follows:

|  | 2008 | 2007 |
|---|---|---|
| Consultant fees | $ 629,619 | 604,406 |
| Compensation | 460,513 | 411,212 |
| Compensation expense related to stock options | - | 338,550 |
| Errors & omissions insurance | 136,435 | 116,257 |
| Legal and professional fees | 125,153 | 133,386 |

(7)    **Shareholders' Equity**
*Stock Option Plan*
The Company sponsors an incentive stock option plan for the benefit of certain employees in order that they might purchase Company stock at a certain price. Initially, a total of 800,000 shares of the Company's common stock were reserved for possible issuance under this plan. In May 2007, the Board of Directors approved increasing the total shares available for potential future option grants to approximately 6.9 million shares.

During July 2007, the Company granted a total of 2,257,000 options to certain brokers with a strike price of $.01 where the market value of the Company's stock was $.15 per share at the time of grant. These options vested immediately, and the Company recognized expense related to these options of $338,550. The fair value of these options, using the Black-Scholes pricing model, was $.15 per share. There were no stock options granted during 2008.

A summary of activity in the stock option plan is presented below:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | Shares | Weighted Average Price Per Share | Shares | Weighted Average Price Per Share |
| Outstanding, beginning of year | 2,257,000 | $ .01 | - | $ - |
| Granted during the year | - | - | 2,257,000 | .01 |
| Cancelled during the year | - | - | - | - |
| Exercised during the year | - | - | - | - |
| Outstanding and exercisable, end of year | 2,257,000 | $ .01 | 2,257,000 | $ .01 |

The total intrinsic value of options outstanding and exercisable as of December 31, 2008 and 2007 was $4,502 and $315,980, respectively.

The Company used the following assumptions in estimating the fair value of the option awards:

| | |
|---|---|
| Expected volatility | .5% |
| Risk-free interest rate | 4.99% |
| Expected life | 10 years |
| Dividend yield | 0% |

*Perpetual Preferred Stock*
The Preferred Stock pays a cumulative annual dividend of $.70 per share. Each share of Preferred Stock is convertible into five shares of common stock at the option of the holder. Each share of Preferred Stock is mandatorily convertible into five shares of common stock upon the filing of a public offering registration statement or a change in control (as defined). The Company may redeem the Preferred Stock by giving 30-day's notice to the preferred stockholders for a redemption price of $10.00 per share, plus unpaid dividends through the redemption date. Upon voluntary or involuntary dissolution of the Company, the preferred stockholders will receive $10.00 per share prior to the distribution of any amounts to common shareholders. The Preferred Stock has no voting rights. As of December 31, 2008 and 2007, there were no preferred dividends in arrears.

(8)    **Employee Retirement Plan**
The Company has established a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE IRA). Employees who receive at least $5,000 of compensation for the calendar year are eligible to participate. The Company matches employee contributions dollar for dollar up to three percent of the employee's compensation. Total contributions for any employee are limited by certain regulations. During 2008 and 2007, the Company contributed approximately $9,500 and $9,900, respectively, to the plan.

# SUPPLEMENTAL

# SCHEDULE

**WOODSTOCK FINANCIAL GROUP, INC.**
Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2008

<u>Computation of Net Capital:</u>

| | |
|---|---:|
| Total shareholders' equity | $ 1,464,999 |
| Non-allowable assets | (310,242) |
| Tentative net capital | 1,154,757 |
| Unsecured debits | - |
| Net capital | 1,154,757 |
| Minimum net capital | 100,000 |
| Excess net capital | $ 1,054,757 |

<u>Aggregate Indebtedness to Net Capital Ratio:</u>

| | |
|---|---:|
| Aggregate indebtedness | $ 507,890 |
| Net capital | $ 1,154,757 |
| Ratio | 0.44 to 1 |

<u>There was no significant difference between net capital as computed by the Company
(included in Part II of its FOCUS report as of December 31, 2008) and the amount
computed above.</u>

235 Peachtree Street, NE
Suite 1800
Atlanta, Georgia 30303
www.pkm.com